Exhibit 99.14

U.S. Silver Announces Board of Directors Appointment

TORONTO--(BUSINESS WIRE)--February 6, 2012--The Board of Directors of U.S. Silver Corporation (TSX:USA, OTCQX:USSID, Frankfurt:QE2) (“U.S. Silver” or the “Corporation”) is pleased to announce the appointment of Mr. Tom Ryley as a Director of the Corporation effective February 1, 2012.

Mr. Ryley has a career that spans over 35 years in the natural resources sector. Currently he leads an advisory firm specializing in business planning and strategy, new business development and investment analysis. He spent 25 years with Suncor Energy Inc. in variety of increasingly senior roles and was executive vice president of refining and marketing the last nine years of his career with the company. He sits on the boards of several public, private and charitable organizations. Mr. Ryley graduated from York University with a Bachelor of Arts and from Carleton University with a Master of Arts in Public Administration.

“We are pleased to add Tom to the Board and look forward to benefitting from his thirty five years of wide ranging experience in operations management, strategic corporate development and public company board directorships. His senior corporate blue chip experience and knowledge will be invaluable to U.S. Silver as it manages its growth strategy.” stated Gordon Pridham, Executive Chairman and Interim CEO of U.S. Silver.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 220 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in filings by the Corporation with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, 208-556-1535 ext. 2
IR Manager